July 14, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wachovia Asset Funding Trust, LLC
Registration Statement on Form S-3
Registration Statement No. 333-134532

Dear Ladies and Gentlemen:

Wachovia Asset Funding Trust, LLC hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated to 3:00 p.m. (EST) on July 17, 2006, or as soon as practicable thereafter.

The registrant acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wachovia Asset Funding Trust, LLC

By: /s/ Robert J. Perret
Name: Robert J. Perret
Title: Director